

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via Email</u>
Mr. Ken Goldman
Chief Financial Officer
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, California 94086

      Re: **Fortinet, Inc.**
            Forms 10-K & 10-K/A for the Fiscal Year Ended December 31, 2010
            Filed February 25, 2011 & July 29, 2011, respectively
            Forms 10-Q & 10-Q/A for the Quarter Ended March 31, 2011
            Filed May 5, 2011 & July 29, 2011, respectively
            File No. 001-34511

Dear Mr. Goldman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kathleen Collins

                      Kathleen Collins
                      Accounting Branch Chief